

September 27, 2023

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
        Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe C2 Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 09/27/23

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

<u>Attachment</u>

Summary of changes made to Exhibit F:

- Updated Options Trading Permit Holder / Member Addendum to Designated Give Ups – Routing Form

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **09/27/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe C2 Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
     433 W Van Buren Steet
     Chicago, Illinois 60661

23008178

3.   Provide the applicant's mailing address (if different):

4.   Provide the business telephone and facsimile number:
     (913) 815-7000   (913) 815-7119
     (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
     Kyle Murray   VP, Associate General Counsel, Cboe C2 Exchange, Inc.   (913) 815-7121
     (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
     Pat Sexton
     433 W Van Buren Street
     Chicago, IL 60661

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
                                              _____ Limited Liability Company _____ Other (specify): _____

     If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
     (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
     (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ____09/27/23_____   Cboe C2 Exchange, Inc.
     (MM/DD/YY)   (Name of Applicant)

By: _*Kyle Murray*__ [signature executed at 9:00am on 09/27/23]   Kyle Murray, VP, Associate General Counsel
   (Signature)   (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header__, __see header__ by ___see header__
                                                        (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1.   Application for membership, participation or subscription to the entity,

2.   Application for approval as a person associated with a member, participant or subscriber of the entity; and

3.   Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1.   Options Trading Permit Holder / Member Addendum to Designated Give Ups – Routing Form: updated to (i) remove PULSe (ii) align signature block so it matches other Cboe agreements/forms, and (iii) change font to current brand standards.

Options Trading Permit Holder/Member
Addendum to Designated Give Ups – Routing Form

_____
Name of Options TPH/Member Organization (Routing Firm)

To be completed by any TPH/Member routing orders. For each Designated Give-Up identified on your "Notification of Identified Designated Give-Ups" Form that clears orders, please indicate which TPH/Member(s) should be enabled or disabled for routing.

Please fill out **one form per market** and email the completed form as an attachment to MembershipServices@cboe.com.

Check applicable market: ☐ Cboe Options ☐ C2 Options ☐ Cboe BZX ☐ Cboe EDGX

Designated Give Up Name	OCC #	TPH/Member Firm	Add or Remove

☐ Add Give Up(s) to Silexx, applicable to Cboe Options only.

_____
Signature of Authorized Officer, Partner, or Managing Member

_____
Printed Name

_____
Title

_____
Date